SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   ------------------------------------------

                                  SCHEDULE 13G

                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                   ------------------------------------------

                                (Amendment No. 1)

                   ------------------------------------------


                              UNITED RENTALS, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of class of securities)

                                   911363 10 9
                                 (CUSIP number)


        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                 [ ] Rule 13d-1(b)
                                 [ ] Rule 13d-1(c)
                                 [x] Rule 13d-1(d)


    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
      18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but
               shall be subject to all other provisions of the Act
                            (however, see the Notes).

                          Continued on Following Pages
                               (Page 1 of 9 Pages)





NYFS01...:\02\78502\0003\1798\SCHD227N.44B

------------------------------------------------------        -----------------------------------------
CUSIP No.               911363 10 9                     13G                Page 2 of 9 Pages
------------------------------------------------------        -----------------------------------------

-------------------------------------------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:            BRADLEY S. JACOBS
                  S.S. OR I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSON:                             ###-##-####
-------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (A) [X]
                                                                                           (B) [ ]
-------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

-------------------------------------------------------------------------------------------------------
       4          CITIZENSHIP OR PLACE OF              UNITED STATES OF AMERICA
                  ORGANIZATION:

-------------------------------------------------------------------------------------------------------
      NUMBER OF           5    SOLE VOTING POWER:              9,420,234
        SHARES
                       --------------------------------------------------------------------------------
     BENEFICIALLY         6    SHARED VOTING POWER:            0
       OWNED BY
                       --------------------------------------------------------------------------------
         EACH             7    SOLE DISPOSITIVE POWER:         9,420,234
       REPORTING
                       --------------------------------------------------------------------------------
     PERSON WITH          8    SHARED DISPOSITIVE POWER:       4,133,572*

-------------------------------------------------------------------------------------------------------
       9          AGGREGATE AMOUNT BENEFICIALLY                20,117,006*+
                  OWNED BY REPORTING PERSON:

-------------------------------------------------------------------------------------------------------
       10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                      [_]
                  CERTAIN SHARES:

-------------------------------------------------------------------------------------------------------
       11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                    29.4%

-------------------------------------------------------------------------------------------------------
       12         TYPE OF REPORTING PERSON:            IN

-------------------------------------------------------------------------------------------------------


* Includes 4,133,572 shares as to which the reporting person disclaims beneficial ownership. (See Item 4 hereof).

+ Does not include 1,966,667 shares that the reporting person may acquire upon the exercise of options that are not currently exercisable.


                                Page 2 of 9 Pages

------------------------------------------------------        -----------------------------------------
CUSIP No.               911363 10 9                     13G                Page 3 of 9 Pages
------------------------------------------------------        -----------------------------------------

-------------------------------------------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:            BRADLEY JACOBS, LLC
                  S.S. OR I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSON:                             06-1467400
-------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (A) [X]
                                                                                           (B) [ ]
-------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

-------------------------------------------------------------------------------------------------------
       4          CITIZENSHIP OR PLACE OF              VIRGINIA
                  ORGANIZATION:

-------------------------------------------------------------------------------------------------------
      NUMBER OF           5    SOLE VOTING POWER:              4,938,200
        SHARES
                       --------------------------------------------------------------------------------
     BENEFICIALLY         6    SHARED VOTING POWER:            0
       OWNED BY
                       --------------------------------------------------------------------------------
         EACH             7    SOLE DISPOSITIVE POWER:         4,938,200
       REPORTING
                       --------------------------------------------------------------------------------
     PERSON WITH          8    SHARED DISPOSITIVE POWER:       0

-------------------------------------------------------------------------------------------------------
       9          AGGREGATE AMOUNT BENEFICIALLY                4,938,200
                  OWNED BY REPORTING PERSON:

-------------------------------------------------------------------------------------------------------
       10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                      [_]
                  CERTAIN SHARES:

-------------------------------------------------------------------------------------------------------
       11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                    7.2%

-------------------------------------------------------------------------------------------------------
       12         TYPE OF REPORTING PERSON:            CO

-------------------------------------------------------------------------------------------------------



                                Page 3 of 9 Pages

------------------------------------------------------        -----------------------------------------
CUSIP No.               911363 10 9                     13G                Page 4 of 9 Pages
------------------------------------------------------        -----------------------------------------

-------------------------------------------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:            BRADLEY JACOBS (1997), LLC
                  S.S. OR I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSON:                             06-1505828
-------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (A) [X]
                                                                                           (B) [ ]
-------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

-------------------------------------------------------------------------------------------------------
       4          CITIZENSHIP OR PLACE OF              VIRGINIA
                  ORGANIZATION:

-------------------------------------------------------------------------------------------------------
      NUMBER OF           5    SOLE VOTING POWER:              1,625,000
        SHARES
                       --------------------------------------------------------------------------------
     BENEFICIALLY         6    SHARED VOTING POWER:            0
       OWNED BY
                       --------------------------------------------------------------------------------
         EACH             7    SOLE DISPOSITIVE POWER:         1,625,000
       REPORTING
                       --------------------------------------------------------------------------------
     PERSON WITH          8    SHARED DISPOSITIVE POWER:       0

-------------------------------------------------------------------------------------------------------
       9          AGGREGATE AMOUNT BENEFICIALLY                1,625,000
                  OWNED BY REPORTING PERSON:

-------------------------------------------------------------------------------------------------------
       10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                      [_]
                  CERTAIN SHARES:

-------------------------------------------------------------------------------------------------------
       11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                    2.4%

-------------------------------------------------------------------------------------------------------
       12         TYPE OF REPORTING PERSON:            CO

-------------------------------------------------------------------------------------------------------


                                Page 4 of 9 Pages

Item 1

      (a)   Name of Issuer:

            United Rentals, Inc. (hereinafter referred to as the "Company")

      (b)   Address of Issuer's Principal Executive Offices:

            Four Greenwich Office Park
            Greenwich, Connecticut  06830

Item 2

      (a)   Name of Person Filing:

            See Item 1 of the Cover Pages attached hereto.

      (b)   Address of Principal Business Office or, if none, Residence:

            c/o United Rentals, Inc.
            Four Greenwich Office Park
            Greenwich, Connecticut  06830

      (c)   Citizenship:

            See Item 4 of the Cover Pages attached hereto.

      (d)   Title of Class of Securities:

            Common Stock, par value $0.01 per share (hereinafter referred to as "Common Stock")

      (e)   CUSIP Number:

            911363 10 9




                                Page 5 of 9 Pages

Item 3

      Identification of Persons filing pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

      Not applicable.

Item 4

      (a)   Amount Beneficially Owned:

            See Item 9 of the Cover Pages attached hereto and the information set forth below.

      (b) Percent of Class:

            See Item 11 of the Cover Pages attached hereto. Such figure is based on the number of shares of Common Stock outstanding as of February 4, 1999 as set forth in the Company's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on such date.

      (c) Number of shares as to which such person has:

                (i)     Sole power to vote or to direct the vote:

                        See Item 5 of the Cover Pages attached hereto.

               (ii)     Shared power to vote or to direct the vote:

                        See Item 6 of the Cover Pages attached hereto.

              (iii)     Sole power to dispose or to direct the disposition of:

                        See Item 7 of the Cover Pages attached hereto and the information set forth below.

               (iv)     Shared power to dispose or to direct the disposition of:

                        See Item 8 of the Cover Pages attached hereto and the information set forth below.




                                Page 6 of 9 Pages

            Bradley S. Jacobs (a founder and the current Chairman, Chief Executive Officer and a Director of the Company), together with Bradley Jacobs, LLC and Bradley Jacobs (1997), LLC (limited liability companies controlled by Mr. Jacobs), beneficially owns an aggregate of 15,983,434 shares of Common Stock (consisting of 10,000,100 issued shares, 5,000,000 shares that may be acquired pursuant to the exercise of warrants ("Warrants") which are currently exercisable at an exercise price of $10 per share, and 983,334 shares that may be acquired upon the exercise of currently exercisable options; does not include 1,966,667 shares that may be acquired upon the exercise of options that are not currently exercisable).

            In addition, Mr. Jacobs has entered into agreements (the form of which is filed as an exhibit to the Company's Registration Statement on form S-1 (Registration No. 333- 39117)) with certain officers and other employees of the Company who purchased an aggregate of 2,790,714 shares of Common Stock and Warrants to purchase an aggregate of an additional 1,342,858 shares of Common Stock (such 4,133,572 shares of Common Stock are hereinafter collectively referred to as the "D&O Shares"), which agreements provide that if Mr. Jacobs (or any other person or entity which Mr. Jacobs may designate as his affiliate for purposes of the agreements) sells Common Stock or Warrants that he beneficially owns in a commercial, non-charitable transaction, then Mr. Jacobs is required to use his best efforts to sell (and has the right to sell subject to certain exceptions) on behalf of each of such officers and employees a pro rata portion of each such person's D&O Shares (or Warrants to purchase the same) at then prevailing prices. Such provision of the agreements will terminate in September or October 2002. As a result of such agreements, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Jacobs may be deemed to beneficially own the D&O Shares; however, Mr. Jacobs expressly disclaims beneficial ownership of the D&O Shares.

Item 5

      Ownership of Five Percent or Less of a Class:

      Not applicable.

Item 6

      Ownership of More than Five Percent on Behalf of Another Person:

      See the information set forth in response to Item 4 above. Any dividends paid in respect of, and all proceeds of dispositions of, the D&O Shares will be paid to the record owners of such D&O Shares.




                                Page 7 of 9 Pages

Item 7

      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

      Not applicable.

Item 8

      Identification and Classification of Members of the Group:

      Not applicable.

Item 9

      Notice of Dissolution of Group:

      Not applicable.

Item 10

      Certifications:

      Not applicable.




                                Page 8 of 9 Pages

                                  SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 13, 1999

                                       /s/ Bradley S. Jacobs
                                       -------------------------------------
                                       Bradley S. Jacobs


                                       BRADLEY JACOBS, LLC

                                       By: /s/ Bradley S. Jacobs
                                           ---------------------------------
                                           Bradley S. Jacobs,
                                           Authorized Signatory


                                       BRADLEY JACOBS (1997), LLC

                                       By: /s/ Bradley S. Jacobs
                                           ---------------------------------
                                           Bradley S. Jacobs,
                                           Authorized Signatory






                          Page 9 of 9 Pages